As filed with the Securities and Exchange Commission on October 14, 2016
1933 Act Registration No. 333-_______
1940 Act Registration No. 811-09763

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 361

Lincoln New York Account N for Variable Annuities
(Exact Name of Registrant)

Lincoln Investor Advantage® Advisory

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(Name of Depositor)

100 Madison Street
Suite 1860
Syracuse, NY 13202
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, Including Area Code: (315) 428-8420

Robert O. Sheppard, Esquire
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, New York 13202
(Name and Address of Agent for Service)

Copy to:

Scott C. Durocher, Esquire
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities being registered:
Interests in a separate account under individual flexible
payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln Investor Advantage® Advisory
Individual Variable Annuity Contracts
Lincoln New York Account N for Variable Annuites

XX XX, 2016

Home Office: Lincoln Life & Annuity Company of New York 100 Madison Street, Suite 1860 Syracuse, NY 13202 www.LincolnFinancial.com	Servicing Office: Lincoln Life & Annuity Company of New York PO Box 2348 Fort Wayne, IN 46801-2348 1-888-868-2583

This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by Lincoln Life & Annuity Company of New York (Lincoln New York or Company). This contract can be purchased for use as either a nonqualified annuity or qualified retirement annuity under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. IRAs provide tax deferral however, whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract.

The contract is designed to accumulate Contract Value and to provide income over a certain period of time, or for life, subject to certain conditions. The benefits offered under this contract may be a variable or fixed amount, if available, or a combination of both. This contract also offers a Death Benefit payable upon the death of the Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners.

The minimum initial Purchase Payment for the contract is $10,000. Additional Purchase Payments may be made to the contract, subject to certain restrictions, and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your Contract Value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. If any portion of your Contract Value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. At this time, the only fixed account available is for dollar cost averaging purposes.

We offer variable annuity contracts that may offer different investment options, features, and optional benefits. You should carefully consider whether or not this contract is the best product for you.

All Purchase Payments for benefits on a variable basis will be placed in Lincoln New York Account N for Variable Annuities (Variable Annuity Account [VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the contract’s variable options (“Subaccounts”), which, in turn, invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the Subaccounts or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. Balanced-Risk Allocation Fund
Invesco V.I. Comstock Fund
Invesco V.I. Diversified Dividend Fund
Invesco V.I. Equally-Weighted S&P 500 Fund*
Invesco V.I. Equity and Income Fund
Invesco V.I. International Growth Fund
AllianceBernstein Variable Products Series Fund
AB VPS Small/Mid Cap Value Portfolio
ALPS Variable Investment Trust
ALPS/Alerian Energy Infrastructure Portfolio
ALPS/Red Rocks Listed Private Equity Portfolio
ALPS/Stadion Tactical Defensive Portfolio

ALPS/Stadion Tactical Growth Portfolio
American Century Variable Portfolios, Inc.:
American Century VP Balanced Fund
American Funds Insurance Series®
American Funds Asset Allocation Fund
American Funds Blue Chip Income and Growth Fund
American Funds Capital Income Builder®
American Funds Global Growth Fund
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund
American Funds International Fund
American Funds Mortgage FundSM

American Funds New World Fund®
BlackRock Variable Series Funds, Inc.
BlackRock Global Allocation V.I. Fund
BlackRock iShares® Alternative Strategies V.I. Fund
Columbia Funds Variable Insurance Trust
Columbia VP Strategic Income Fund
Columbia Funds Variable Insurance Trust II
Columbia VP Emerging Markets Bond Fund
Columbia VP Commodity Strategy Fund
Delaware VIP® Trust
Delaware VIP® Diversified Income Series
Delaware VIP® Emerging Markets Series
Delaware VIP® REIT Series
Delaware VIP® Small Cap Value Series
Delaware VIP® Smid Cap Growth Series
Delaware VIP® U.S. Growth Series
Delaware VIP® Value Series
Deutsche Variable Series II
Deutsche Alternative Asset Allocation VIP Portfolio
Eaton Vance Variable Trust
Eaton Vance VT Floating-Rate Income Fund
Fidelity® Variable Insurance Products
Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP FundsManager® 50% Portfolio
Fidelity® VIP Growth Portfolio
Fidelity® VIP Mid Cap Portfolio
Fidelity® VIP Strategic Income Portfolio
First Trust Variable Insurance Trust
First Trust Dorsey Wright Tactical Core Portfolio
First Trust Multi Income Allocation Portfolio
First Trust/Dow Jones Dividend & Income Allocation Portfolio**
Franklin Templeton Variable Insurance Products Trust
Franklin Founding Funds Allocation VIP Fund
Franklin Income VIP Fund
Franklin Mutual Shares VIP Fund
Franklin Rising Dividends VIP Fund
Franklin Small Cap Value VIP Fund
Franklin Small-Mid Cap Growth VIP Fund
Templeton Foreign VIP Fund
Templeton Global Bond VIP Fund
Goldman Sachs Variable Insurance Trust
Goldman Sachs VIT Strategic Income Fund
Hartford Series Fund, Inc.
Hartford Capital Appreciation HLS Fund
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy Portfolio
Ivy Funds VIP Energy Portfolio
Ivy Funds VIP High Income Portfolio
Ivy Funds VIP Micro Cap Growth Portfolio
Ivy Funds VIP Mid Cap Growth Portfolio
Ivy Funds VIP Science and Technology Portfolio
JPMorgan Insurance Trust
JPMorgan Insurance Trust Core Bond Fund
JPMorgan Insurance Trust Income Builder Portfolio
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Aggressive Growth Portfolio
ClearBridge Variable Mid Cap Portfolio
Lincoln Variable Insurance Products Trust
LVIP American Balanced Allocation Fund
LVIP American Growth Allocation Fund
LVIP American Preservation Fund
LVIP Baron Growth Opportunities Fund
LVIP BlackRock Dividend Value Managed Volatility Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP BlackRock Multi-Asset Income Fund
LVIP Clarion Global Real Estate Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Delaware Social Awareness Fund
LVIP Dimensional International Core Equity Fund
LVIP Dimensional International Equity Managed Volatility Fund
LVIP Dimensional U.S. Core Equity 1 Fund
LVIP Dimensional U.S. Core Equity 2 Fund
LVIP Dimensional U.S. Equity Managed Volatility Fund
LVIP Dimensional/Vanguard Total Bond Fund
LVIP Franklin Templeton Global Equity Managed Volatility Fund
LVIP Franklin Templeton Multi-Asset Opportunities Fund
LVIP Global Growth Allocation Managed Risk Fund
LVIP Global Income Fund
LVIP Global Moderate Allocation Managed Risk Fund
LVIP Goldman Sachs Income Builder Fund
LVIP Government Money Market Fund
LVIP JPMorgan High Yield Fund
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
LVIP MFS International Growth Fund
LVIP MFS Value Fund
LVIP Mondrian International Value Fund
LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP PIMCO Low Duration Bond Fund
LVIP SSGA Bond Index Fund
LVIP SSGA Conservative Structured Allocation Fund
LVIP SSGA Developed International 150 Fund
LVIP SSGA Emerging Markets 100 Fund
LVIP SSGA Global Tactical Allocation Managed Volatility Fund
LVIP SSGA International Index Fund
LVIP SSGA Large Cap 100 Fund
LVIP SSGA Mid-Cap Index Fund
LVIP SSGA Moderate Structured Allocation Fund
LVIP SSGA Moderately Aggressive Structured Allocation Fund
LVIP SSGA S&P 500 Index Fund*
LVIP SSGA Small-Cap Index Fund
LVIP SSGA Small-Mid Cap 200 Fund
LVIP T. Rowe Price Growth Stock Fund
LVIP T. Rowe Price Structured Mid-Cap Growth Fund
LVIP Vanguard Domestic Equity ETF Fund
LVIP Vanguard International Equity ETF Fund
LVIP Wellington Capital Growth Fund
LVIP Wellington Mid-Cap Value Fund

Lord Abbett Series Fund, Inc.
Lord Abbett Series Fund Bond Debenture Portfolio
Lord Abbett Series Fund Developing Growth Portfolio
Lord Abbett Series Fund Short Duration Income Portfolio
MFS® Variable Insurance Trust
MFS® VIT Growth Series
MFS® VIT International Value Series
MFS® VIT Total Return Series
MFS® VIT Utilities Series
Oppenheimer Variable Account Funds
Oppenheimer International Growth Fund/VA
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO Variable Insurance Trust
PIMCO VIT All Asset All Authority Portfolio
Putnam Variable Trust
Putnam VT Absolute Return 500 Fund
Putnam VT George Putnam Balanced Fund

Putnam VT Global Health Care Fund
Putnam VT Income Fund
Rydex Variable Trust
Guggenheim VT Long Short Equity
Guggenheim VT Multi-Hedge Strategies
SEI Insurance Products Trust
SEI VP Market Growth Strategy Fund
SEI VP Market Plus Strategy Fund
The Universal Institutional Funds, Inc.
UIF Global Infrastructure Portfolio
VanEck VIP Trust
VanEck Global Hard Assets Fund
Virtus Variable Insurance Trust
Virtus Equity Trend Series
Virtus Multi-Sector Fixed Income Series

* The Index this portfolio is managed to (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by one or more of the portfolio’s service providers (“Licensee”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Licensee. Licensee’s product(s) is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Index.

**Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademark has been licensed to S&P Dow Jones Indices LLC and have been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

Refer to the Description of the Funds section of this prospectus for specific information regarding availability of funds.

This prospectus gives you information about the contract that you should know before you decide to buy a contract and make Purchase Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583. The SAI and other information about Lincoln New York and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

Special Terms

In this prospectus, the following terms have the indicated meanings:

Access Period—Under i4LIFE® Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a Death Benefit.
Account or Variable Annuity Account (VAA)—The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.
Account Value—Under i4LIFE® Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, reduced by Regular Income Payments and withdrawals.
Accumulation Unit—A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the i4LIFE® Advantage Account Value during the Access Period.
Annuitant—The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.
Annuity Commencement Date—The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE® Advantage).
Annuity Payout—A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic Income Commencement Date if i4LIFE® Advantage has been elected). Payments may be variable or fixed, or a combination of both.
Annuity Unit—A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.
Beneficiary—The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.
Contractowner (you, your, owner)—The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.
Contract Value (may be referred to as Account Value in marketing materials)—At any given time before the Annuity Commencement Date, the total value of all Accumulation Units of a contract plus the value of the fixed side of the contract, if any.

Contract Year—Each 12-month period starting with the effective date of the contract and starting with each contract anniversary after that.
Death Benefit—Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.
Fee-Based Financial Plan—A wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the Contractowner pays the investment firm/professional directly for services.
Good Order—The actual receipt at our Servicing Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Large Account Credit—The additional amount credited to the contract if a threshold of $1 million of value in your Subaccounts is met.
Lifetime Income Period—Under i4LIFE® Advantage, the period of time following the Access Period during which we make Regular Income Payments to you (and Secondary Life, if applicable) for the rest of your life. During the Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.
Lincoln New York (we, us, our, Company)—Lincoln Life & Annuity Company of New York.
Periodic Income Commencement Date—The Valuation Date on which the amount of i4LIFE® Advantage Regular Income Payments are determined.
Purchase Payments—Amounts paid into the contract other than Large Account Credits.
Regular Income Payments—The variable, periodic income payments paid under i4LIFE® Advantage.
Secondary Life—Under i4LIFE® Advantage, the person designated by the Contractowner upon whose life the annuity payments will also be contingent.
Subaccount—Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund. Valuation Date—Each day the New York Stock Exchange (NYSE) is open for trading.
Valuation Period—The period starting at the close of trading (normally 4:00 p.m. New York time) on each day that the NYSE is open for trading (Valuation Date) and ending at the close of such trading on the next Valuation Date.

Expense Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer Contract Value between investment options, and/or the fixed account (if available). State premium taxes may also be deducted. The premium tax rates range from zero to 5%.

CONTRACTOWNER TRANSACTION EXPENSES

Accumulation Phase: There are no sales charges, deferred sales charges, or surrender charges associated with this contract.
Transfer Charge1	$25

1
The transfer charge will not be imposed on the first twelve transfers during a Contract Year. We reserve the right to charge a $25 fee for the thirteenth and each additional transfer during any Contract Year, excluding automatic dollar cost averaging and portfolio rebalancing transfers.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given Contractowner. The tables differ based on whether the Contractowner has purchased the i4LIFE® Advantage rider.

•	Table A reflects the expenses for a contract that has not elected i4LIFE® Advantage (Base contract).
•	Table B reflects the expenses for a contract that has elected i4LIFE® Advantage.

TABLE A

Expenses for a Contract that has not Elected i4LIFE® Advantage (Base Contract)

Account Fee:1	$50

Separate Account Annual Expenses (as a percentage of average daily net assets in the Subaccounts):
Product Charge2
Account Value Death Benefit	0.10%

1
During the accumulation phase, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2
The product charge is 0.10% on and after the Annuity Commencement Date. If your Contract Value had reached the $1 million threshold immediately prior to the Annuity Commencement Date, this charge will be reduced by 0.10%.

TABLE B

Expenses for a Contract that has Elected i4LIFE® Advantage

Account Fee:1	$50

i4LIFE® Advantage:2
Account Value Death Benefit	0.50%

1
During the accumulation phase, the account fee will be deducted from your Contract Value on each contract anniversary, or upon surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2
As an annualized percentage of Account Value, computed daily. This charge is assessed on and after the effective date of i4LIFE® Advantage. See Charges and Other Deductions – i4LIFE® Advantage Charge for further information. This charge continues during the Access Period. The i4LIFE® Advantage charge is 0.50% during the Lifetime Income Period. If your Contract Value had reached the $1 million threshold immediately prior to the beginning of the Lifetime Income Period under i4LIFE® Advantage, this charge will be reduced by 0.10%.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2015. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	XX%	XX%
Total Annual Fund Operating Expenses (after contractual waivers/reimbursements*)	XX%	XX%

*
Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2017.

The following table shows the expenses charged by each fund for the year ended December 31, 2015:

(as a percentage of each fund’s average net assets):

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
AB VPS Small/Mid Cap Value Portfolio - Class B	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ALPS/Alerian Energy Infrastructure Portfolio - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ALPS/Red Rocks Listed Private Equity Portfolio - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ALPS/Stadion Tactical Defensive Portfolio - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ALPS/Stadion Tactical Growth Portfolio - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Century VP Balanced Fund - Class II	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Asset Allocation Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Blue Chip Income and Growth Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Capital Income Builder® - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Global Growth Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Global Small Capitalization Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Growth Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Growth-Income Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds International Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds Mortgage FundSM - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
American Funds New World Fund® - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
BlackRock Global Allocation V.I. Fund - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
BlackRock iShares® Alternative Strategies V.I. Fund - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ClearBridge Variable Aggressive Growth Portfolio - Class II	XX%		XX%		XX%		XX%		XX%	XX%	XX%
ClearBridge Variable Mid Cap Portfolio - Class II	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Columbia VP Commodity Strategy - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Columbia VP Emerging Markets Bond - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Columbia VP Strategic Income - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® Diversified Income Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® Emerging Markets Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® REIT Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® Small Cap Value Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® Smid Cap Growth Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® U.S. Growth Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Delaware VIP® Value Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Deutsche Alternative Asset Allocation VIP Portfolio - Class B	XX%		XX%		XX%		XX%		XX%	XX%	XX%

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
Eaton Vance VT Floating-Rate Income Fund - Initial Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Fidelity® VIP Contrafund® Portfolio - Service Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Fidelity® VIP FundsManager® 50% - Service Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Fidelity® VIP Growth Portfolio - Service Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Fidelity® VIP Mid Cap Portfolio - Service Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Fidelity® VIP Strategic Income Portfolio - Service Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
First Trust Dorsey Wright Tactical Core Portfolio – Class I	XX%		XX%		XX%		XX%		XX%	XX%	XX%
First Trust Multi Income Allocation Portfolio - Class I	XX%		XX%		XX%		XX%		XX%	XX%	XX%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class I	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Founding Funds Allocation VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Income VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Mutual Shares VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Rising Dividends VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Small Cap Value VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Franklin Small-Mid Cap Growth VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Goldman Sachs VIT Strategic Income Fund - Advisor Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Guggenheim VT Long Short Equity	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Guggenheim VT Multi-Hedge Strategies	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Hartford Capital Appreciation HLS Fund - Class IC	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. Balanced-Risk Allocation Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. Comstock Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. Diversified Dividend Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. Equity and Income Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Invesco V.I. International Growth Fund - Series II Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP Asset Strategy Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP Energy Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP High Income Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP Micro Cap Growth Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP Mid Cap Growth Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Ivy Funds VIP Science and Technology Portfolio	XX%		XX%		XX%		XX%		XX%	XX%	XX%
JPMorgan Insurance Trust Core Bond Fund - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
JPMorgan Insurance Trust Income Builder Portfolio - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio - Class 2	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Lord Abbett Series Fund Bond Debenture Portfolio - Class VC	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Lord Abbett Series Fund Developing Growth Portfolio - Class VC	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Lord Abbett Series Fund Short Duration Income Portfolio - Class VC	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP American Balanced Allocation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP American Growth Allocation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP American Preservation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Baron Growth Opportunities Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP BlackRock Dividend Value Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP BlackRock Inflation Protected Bond Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
LVIP BlackRock Multi-Asset Income Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Clarion Global Real Estate Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Delaware Bond Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Delaware Diversified Floating Rate Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Delaware Social Awareness Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional International Core Equity Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional International Equity Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional U.S. Core Equity 1 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional U.S. Core Equity 2 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Dimensional/Vanguard Total Bond Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Franklin Templeton Global Equity Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Global Growth Allocation Managed Risk Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Global Income Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Global Moderate Allocation Managed Risk Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Goldman Sachs Income Builder Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Government Money Market Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP JPMorgan High Yield Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP MFS International Growth Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP MFS Value Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Mondrian International Value Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Multi-Manager Global Equity Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP PIMCO Low Duration Bond Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Bond Index Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Conservative Structured Allocation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Developed International 150 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Emerging Markets 100 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA International Index Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Large Cap 100 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Mid-Cap Index Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Moderate Structured Allocation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA S&P 500 Index Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Small-Cap Index Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP SSGA Small-Mid Cap 200 Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP T. Rowe Price Growth Stock Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP T. Rowe Price Structured Mid-Cap Growth Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%

	Management Fees (before any waivers/ reimburse- ments)	+	12b-1 Fees (before any waivers/ reimburse- ments)	+	Other Expenses (before any waivers/ reimburse- ments)	+	Acquired Fund Fees and Expenses	=	Total Expenses (before any waivers/ reimburse- ments)	Total Contractual waivers/ reimburse- ments (if any)	Total Expenses (after Contractual waivers/ reimburse- ments)
LVIP Vanguard Domestic Equity ETF Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Vanguard International Equity ETF Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Wellington Capital Growth Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
LVIP Wellington Mid-Cap Value Fund - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
MFS® VIT Growth Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
MFS® VIT International Value Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
MFS® VIT Total Return Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
MFS® VIT Utilities Series - Service Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Oppenheimer International Growth Fund/VA-Service Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Oppenheimer Main Street Small Cap Fund ®/VA-Service Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
PIMCO VIT All Asset All Authority Portfolio - Advisor Class	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Putnam VT Absolute Return 500 Fund - Class IB	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Putnam VT George Putnam Balanced Fund - Class IB	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Putnam VT Global Health Care Fund - Class IB	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Putnam VT Income Fund - Class IB	XX%		XX%		XX%		XX%		XX%	XX%	XX%
SEI VP Market Growth Strategy Fund - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
SEI VP Market Plus Strategy Fund - Class III	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Templeton Foreign VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Templeton Global Bond VIP Fund - Class 4	XX%		XX%		XX%		XX%		XX%	XX%	XX%
UIF Global Infrastructure Portfolio - Class II	XX%		XX%		XX%		XX%		XX%	XX%	XX%
VanEck Global Hard Assets Fund - Class S Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Virtus Equity Trend Series - Class A Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%
Virtus Multi-Sector Fixed Income Series - Class A Shares	XX%		XX%		XX%		XX%		XX%	XX%	XX%

EXAMPLES

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include Contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that i4LIFE® Advantage is in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$XX	$XX	$XX	$XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$XX	$XX	$XX	$XX

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See The Contracts – Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions

What kind of contract am I buying? This contract is an individual deferred flexible premium variable annuity contract between you and Lincoln New York. This prospectus primarily describes the variable side of the contract.

Who can purchase this contract? This contract is issued as part of a Fee-Based Financial Plan. A Fee-Based Financial Plan generally refers to a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the Contractowner pays the investment firm/professional directly for services. You may be able to pay this fee by taking partial withdrawals from your Contract Value. See Additional Services for more information.

What is the Variable Annuity Account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more Subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Sample Portfolios? Sample portfolios are designed to assist you in deciding how to allocate your initial Purchase Payment among the various Subaccounts. Each sample portfolio consists of several Subaccounts that invest in underlying funds, each of which represents a specified percentage of your Purchase Payment. See The Contracts – Sample Portfolios.

What are my investment choices? You may allocate your Purchase Payments to the VAA or to the fixed account, if available. Based upon your instruction for Purchase Payments, the VAA applies your Purchase Payments to one or more of the Subaccounts, which, in turn, invest in a corresponding underlying fund. Each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account – Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account – Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments during the accumulation phase, you buy Accumulation Units on the variable side of the contract and accumulate additional Contract Value through any investments in the fixed account, if available. If you decide to receive an Annuity Payout, your Accumulation Units are converted to Annuity Units. Your Annuity Payouts will be based on the number of Annuity Units you receive and the value of each Annuity Unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a product charge to the daily net asset value of the VAA for the Account Value Death Benefit. The product charge consists of a mortality and expense risk charge and an administrative charge. The charges for any riders applicable to your contract will also be deducted from your Contract Value (or Account Value if i4LIFE® Advantage is elected). See Charges and Other Deductions.

We reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging and portfolio rebalancing transfers. The transfer charge will not be imposed on the first 12 transfers during the Contract Year.

We will deduct any applicable premium tax from Purchase Payments or Contract Value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for information regarding additional fees and expenses that may be incurred.

The funds’ investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

Charges may also be imposed during the regular income or Annuity Payout period, including i4LIFE® Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts – Distribution of the Contracts.

What Purchase Payments do I make, and how often? Your Purchase Payments are completely flexible, subject to minimum and maximum Purchase Payment amounts. For more information, see The Contracts – Purchase Payments.

Am I limited in the amount of Purchase Payments I can make into the contract? Yes, Purchase Payments totaling $5 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all existing Lincoln Investor Advantage® contracts for the same Contractowner, joint owner, and/or Annuitant. Upon providing advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the contract.

What is the Large Account Credit? The Large Account Credit is a credit you will receive on a quarterly basis when your Contract Value reaches a threshold of $1 million. The amount of the Large Account Credit is calculated as a percentage of the value of the Subaccounts on the quarterly Valuation Date. Large Account Credits are not considered Purchase Payments.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios, which would decrease the amount applied to any payout option and the related payments.

What happens if I die before I annuitize? The Death Benefit may be paid upon the death of either the Contractowner or the Annuitant. Upon the death of the Contractowner, your Beneficiary will receive Death Benefit proceeds. Your Beneficiary has options as to how the Death Benefit is paid. In the alternative, upon the death of the Annuitant the Contractowner may choose to receive a Death Benefit. See The Contracts – Death Benefit.

What happens if I die on or after the Annuity Commencement Date? Once you reach the Annuity Commencement Date, any applicable Death Benefit will terminate.

May I transfer Contract Value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions. Generally, transfers made before the Annuity Commencement Date are restricted to no more than 12 per Contract Year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the Subaccounts is less than $2,000). If transferring funds from the fixed account to a Subaccount, you may only transfer up to 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The Contracts – Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date. For further information, see also the Fixed Side of the Contract.

What is i4LIFE® Advantage? i4LIFE® Advantage is an Annuity Payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments. During the Access Period, you have access to your Account Value, which means you have a Death Benefit and may surrender the contract or make withdrawals. The charge is imposed only during the i4LIFE® Advantage payout phase.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 59½, a 10% Internal Revenue Service (IRS) additional tax may apply. A surrender or a withdrawal also may be subject to 20% withholding. See The Contracts – Surrenders and Withdrawals and Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing Office. In most states you assume the risk of any market drop on Purchase Payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about Accumulation Unit values? Since no sales of this product occurred before the date of this prospectus, financial information for the Subaccounts is not included in this prospectus or in the SAI.

Investment Results

At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates and due in part to the contract fees and expenses, the yields of any Subaccount investing in a money market fund may also become extremely low and possibly negative.

The annual performance of the Subaccounts is based on past performance and does not indicate or represent future performance.

Lincoln Life & Annuity Company of New York

Lincoln New York (the Company) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. Lincoln New York is a subsidiary of The Lincoln National Life Insurance Company (Lincoln Life). Lincoln Life is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln New York is obligated to pay all amounts promised to Contractowners under the contracts.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your Contract Value, such as those associated with Death Benefit options and Living Benefit Riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln New York does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of Contract Value under the contracts, we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company’s general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company’s creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583. In addition, the SAI is available on the SEC’s website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company’s financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the SAI.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)

On November 3, 1997, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New York. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their Subaccounts, and they offer different benefits.

Financial Statements

The December 31, 2015 financial statements of the VAA and the December 31, 2015 consolidated financial statements of Lincoln New York are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account

You decide the Subaccount(s) to which you allocate Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.

Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.

Certain Payments We Receive with Regard to the Funds

We (and/or our affiliates) incur expenses in promoting, marketing, and administering the contracts and the underlying funds. With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate) for certain services we provide on behalf of the funds. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders; providing Contractowners with statements showing their interests within the funds; processing dividend payments; providing subaccounting services; and forwarding shareholder communications, such as proxies, shareholder reports, tax notices, and printing and delivering prospectuses and updates to Contractowners. It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some advisers and/or distributors may pay us significantly more than other advisors and/or distributors and the amount we receive may be substantial. These percentages currently range up to 0.50%, and as of the date of this prospectus, we were receiving payments from most fund families. We (or our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

In addition to the payments described above, most of the funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) for the marketing and distribution of fund shares. The payment rates range up to 0.40% based on the amount of assets invested in those funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.

Description of the Funds

Each of the Subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, the capability and qualification of each sponsoring investment firm, and whether the fund is affiliated with us. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. We reserve the right to remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a “private label” product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your contract.

Certain funds (sometimes called “alternative funds”) expect to invest in (or may invest in some) positions that emphasize alternative investment strategies and/or non-traditional asset classes and, as a result, are subject to the risk factors of those asset classes and/or investment strategies. Some of those risks may include, but are not limited to, general economic risk, geopolitical risk, commodity-price volatility, counterparty and settlement risk, currency risk, derivatives risk, emerging markets risk, foreign securities risk, high yield bond exposure, index investing risk, exchange traded notes risk, industry concentration risk, leveraging risk, real estate investment risk, master limited partnership risk, master limited partnership tax risk, energy infrastructure companies risk, sector risk, short sales risk, direct investments risk, hard assets sectors risk, active trading and “overlay” risks, event driven investing risk, global macro strategies risk, temporary defensive positions and large cash positions. If you are considering investing in alternative investment funds, you should ensure that you understand the complex investment strategies sometimes employed, and be prepared to tolerate the risk of such asset classes. For a complete list of risks, as well as a discussion of risk and investment strategies, please refer to the funds' prospectuses.

Certain of the underlying funds, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds’ overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns. These risk management strategies could limit the upside participation of the fund in rising equity markets relative to other funds. For more information about the funds and the investment strategies they employ, please refer to the funds’ current prospectuses. Fund prospectuses are available by contacting us.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by Invesco Advisers, Inc.

•	Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares): To seek total return with a low to moderate correlation to traditional financial market indices.
•
Invesco V.I. Comstock Fund (Series II Shares): To seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

•	Invesco V.I. Diversified Dividend Fund (Series II Shares): To seek to provide reasonable current income and long-term growth of income and capital.
•	Invesco V.I. Equally-Weighted S&P 500 Fund (Series II Shares)1: To seek to achieve a high level of total return on its assets through a combination of capital appreciation and current income.
•	Invesco V.I. Equity and Income Fund (Series II Shares): Both capital appreciation and current income.
•	Invesco V.I. International Growth Fund (Series II Shares): Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein, L.P.

•	AB VPS Small/Mid Cap Value Portfolio (Class B): Long-term growth of capital.

ALPS Variable Investment Trust, advised by ALPS Advisors, Inc.

•
ALPS/Alerian Energy Infrastructure Portfolio (Class III): Seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the Alerian Energy Infrastructure Index; a master-feeder fund.

•	ALPS/Red Rocks Listed Private Equity Portfolio (Class III): Maximize total return.
•	ALPS/Stadion Tactical Defensive Portfolio (Class III): Capital appreciation; a fund of funds.
•	ALPS/Stadion Tactical Growth Portfolio (Class III): Long-term capital appreciation; a fund of funds.

American Century Variable Portfolios, Inc., advised by American Century Investment Management, Inc.

•
American Century VP Balanced Fund (Class II): Long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

American Funds Insurance Series®, advised by Capital Research and Management Company

•	American Funds Asset Allocation Fund (Class 4): High total return (including income and capital gains) consistent with preservation of capital over the long term.
•
American Funds Blue Chip Income and Growth Fund (Class 4): To produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

•
American Funds Capital Income Builder® (Class 4): Seeks to provide a level of current income that exceeds the average yield on U.S. stocks generally and to provide a growing stream of income over the years.

•	American Funds Global Growth Fund (Class 4): Long-term growth of capital.
•	American Funds Global Small Capitalization Fund (Class 4): Long-term growth of capital.
•	American Funds Growth Fund (Class 4): Growth of capital.
•	American Funds Growth-Income Fund (Class 4): Long-term growth of capital and income.
•	American Funds International Fund (Class 4): Long-term growth of capital.
•	American Funds Mortgage FundSM (Class 4): To provide current income and preservation of capital.
•	American Funds New World Fund® (Class 4): Long-term capital appreciation.

BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC

•	BlackRock Global Allocation V.I. Fund (Class III): High total investment return.
•	BlackRock iShares® Alternative Strategies V.I. Fund (Class III): Long term growth of capital and risk adjusted returns; a fund of funds.

Columbia Funds Variable Insurance Trust, advised by Columbia Management Investment Advisers, LLC

•	Columbia VP Strategic Income (Class 2): The investment seeks total return, consisting of current income and capital appreciation.

Columbia Funds Variable Insurance Trust II, advised by Columbia Management Investment Advisers, LLC

•	Columbia VP Commodity Strategy (Class 2): The investment seeks to provide shareholders with total return.
•	Columbia VP Emerging Markets Bond (Class 2): The investment seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation.

Delaware VIP® Trust, advised by Delaware Management Company2

•	Delaware VIP® Diversified Income Series (Service Class): Maximum long-term total return consistent with reasonable risk.
•	Delaware VIP® Emerging Markets Series (Service Class): Long-term capital appreciation.
•	Delaware VIP® REIT Series (Service Class): Maximum long-term total return, with capital appreciation as a secondary objective.
•	Delaware VIP® Small Cap Value Series (Service Class): Capital appreciation.
•	Delaware VIP® Smid Cap Growth Series (Service Class): Long-term capital appreciation.
•	Delaware VIP® U.S. Growth Series (Service Class): Long-term capital appreciation.
•	Delaware VIP® Value Series (Service Class): Long-term capital appreciation.

Deutsche Variable Series II, advised by Deutsche Investment Management Americas, Inc.

•	Deutsche Alternative Asset Allocation VIP Portfolio (Class B): Capital appreciation; a fund of funds.

Eaton Vance Variable Trust, advised by Eaton Vance Management.

•	Eaton Vance VT Floating-Rate Income Fund (Initial Class): To provide a high level of current income.

Fidelity® Variable Insurance Products, advised by Fidelity Management and Research Company

•	Fidelity® VIP Contrafund® Portfolio (Service Class 2): Long-term capital appreciation.
•	Fidelity® VIP FundsManager® 50% Portfolio (Service Class 2): The investment seeks high total return.
•	Fidelity® VIP Growth Portfolio (Service Class 2): To achieve capital appreciation.
•	Fidelity® VIP Mid Cap Portfolio (Service Class 2): Long-term growth of capital.
•	Fidelity® VIP Strategic Income Portfolio (Service Class 2): High level of current income.

First Trust Variable Insurance Trust, advised by First Trust Advisors L.P.

•	First Trust Dorsey Wright Tactical Core Portfolio (Class I): To provide total return.
•	First Trust Multi Income Allocation Portfolio (Class I): Seeks to provide a high level of current income, with a secondary objective of capital appreciation.
•	First Trust/Dow Jones Dividend & Income Allocation Portfolio (Class I)3: Seeks to provide total return by allocating among dividend-paying stocks and investment grade bonds.

Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income VIP Fund and by Franklin Mutual Advisers, LLC for the Franklin Mutual Shares VIP Fund.

•	Franklin Founding Funds Allocation VIP Fund (Class 4): Capital appreciation, with income as a secondary goal.
•	Franklin Income VIP Fund (Class 4): To maximize income while maintaining prospects for capital appreciation.
•	Franklin Mutual Shares VIP Fund (Class 4): Capital appreciation; income is a secondary consideration.
•	Franklin Rising Dividends VIP Fund (Class 4): Long-term capital appreciation; preservation of capital is also an important consideration.
•	Franklin Small Cap Value VIP Fund (Class 4): Long-term total return.
•	Franklin Small-Mid Cap Growth VIP Fund (Class 4): Long-term capital growth.
•	Templeton Foreign VIP Fund (Class 4): Long-term capital growth.
•	Templeton Global Bond VIP Fund (Class 4): High current income consistent with preservation of capital; capital appreciation is a secondary objective.

Goldman Sachs Variable Insurance Trust, advised by Goldman Sachs Asset Management, L.P.

•	Goldman Sachs VIT Strategic Income Fund (Advisor Shares): To seek total return comprised of income and capital appreciation.

Hartford Series Fund, Inc., advised by Hartford Funds Management Company, LLC.

•	Hartford Capital Appreciation HLS Fund (Class IC): Growth of capital.

Ivy Funds Variable Insurance Portfolios, advised by Waddell & Reed Investment Management Company.

•	Ivy Funds VIP Asset Strategy Portfolio: Total return.
•	Ivy Funds VIP Energy Portfolio: Capital growth and appreciation.
•	Ivy Funds VIP High Income Portfolio: To seek to provide total return through a combination of high current income and capital appreciation.
•	Ivy Funds VIP Micro Cap Growth Portfolio: Growth of capital.
•	Ivy Funds VIP Mid Cap Growth Portfolio: Growth of capital.
•	Ivy Funds VIP Science and Technology Portfolio: Growth of capital.

JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.

•
JPMorgan Insurance Trust Core Bond Fund Portfolio (Class 2): The investment seeks to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities.

•	JPMorgan Insurance Trust Income Builder Portfolio (Class 2): Maximize income while maintaining prospects for capital appreciation.
•	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio (Class 2): To seek long-term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.

Legg Mason Partners Variable Equity Trust, advised by Legg Mason Partners Fund Advisor, LLC

•	ClearBridge Variable Aggressive Growth Portfolio (Class II): Capital appreciation.
•	ClearBridge Variable Mid Cap Portfolio (Class II): Long-term growth of capital.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

•	LVIP American Balanced Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

•	LVIP American Growth Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.
•	LVIP American Preservation Fund (Service Class): Current income, consistent with the preservation of capital; a fund of funds.
•	LVIP Baron Growth Opportunities Fund (Service Class): Capital appreciation.
•	LVIP BlackRock Dividend Value Managed Volatility Fund (Service Class): Reasonable income by investing primarily in income-producing equity securities.5
•	LVIP BlackRock Inflation Protected Bond Fund (Service Class): To maximize real return, consistent with preservation of real capital and prudent investment management.
•	LVIP BlackRock Multi-Asset Income Fund (Service Class): To maximize current income; capital appreciation is a secondary objective; a fund of funds.
•	LVIP Clarion Global Real Estate Fund (Service Class): Total return through a combination of current income and long-term capital appreciation.
•	LVIP Delaware Bond Fund (Service Class)2: Maximum current income (yield) consistent with a prudent investment strategy.
•	LVIP Delaware Diversified Floating Rate Fund (Service Class)2: Total return.
•	LVIP Delaware Social Awareness Fund (Service Class)2: To maximize long-term capital appreciation.
•	LVIP Dimensional International Core Equity Fund (Service Class): Long-term capital appreciation.
•	LVIP Dimensional International Equity Managed Volatility Fund (Service Class): Long-term capital appreciation; a fund of funds.5
•	LVIP Dimensional U.S. Core Equity 1 Fund (Service Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Core Equity 2 Fund (Service Class): Long-term capital appreciation.
•	LVIP Dimensional U.S. Equity Managed Volatility Fund (Service Class): Long-term capital appreciation; a fund of funds.5
•	LVIP Dimensional/Vanguard Total Bond Fund (Service Class): Total return consistent with the preservation of capital; a fund of funds.
•	LVIP Franklin Templeton Global Equity Managed Volatility Fund (Service Class): Long-term capital growth.5
•	LVIP Franklin Templeton Multi-Asset Opportunities Fund (Service Class): Long-term growth of capital.
•	LVIP Global Growth Allocation Managed Risk Fund (Service Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.4
•	LVIP Global Income Fund (Service Class): Current income consistent with preservation of capital.
•	LVIP Global Moderate Allocation Managed Risk Fund (Service Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.4
•	LVIP Goldman Sachs Income Builder Fund (Service Class): To seek a balance of current income and capital appreciation.
•
LVIP Government Money Market Fund (Service Class): Current income while (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment (preservation of capital).

•	LVIP JPMorgan High Yield Fund (Service Class): A high level of current income; capital appreciation is the secondary objective.
•	LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund (Service Class): Long-term capital appreciation.5
•	LVIP MFS International Growth Fund (Service Class): Long-term capital appreciation.
•	LVIP MFS Value Fund (Service Class): Capital appreciation.
•	LVIP Mondrian International Value Fund (Service Class): Long-term capital appreciation as measured by the change in the value of fund shares over a period of three years or longer.
•	LVIP Multi-Manager Global Equity Managed Volatility Fund (Service Class): Long-term growth of capital; a fund of funds.5
•	LVIP PIMCO Low Duration Bond Fund (Service Class): To seek a high level of current income consistent with preservation of capital.
•	LVIP SSGA Bond Index Fund (Service Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays Capital U.S. Aggregate Index.
•	LVIP SSGA Conservative Structured Allocation Fund (Service Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.
•	LVIP SSGA Developed International 150 Fund (Service Class): To maximize long-term capital appreciation.
•	LVIP SSGA Emerging Markets 100 Fund (Service Class): To maximize long-term capital appreciation.

•	LVIP SSGA Global Tactical Allocation Managed Volatility Fund (Service Class): Long-term growth of capital; a fund of funds.5
•	LVIP SSGA International Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.
•	LVIP SSGA Large Cap 100 Fund (Service Class): To maximize long-term capital appreciation.
•
LVIP SSGA Mid-Cap Index Fund (Service Class): The investment seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized U.S. companies.

•	LVIP SSGA Moderate Structured Allocation Fund (Service Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.
•
LVIP SSGA Moderately Aggressive Structured Allocation Fund (Service Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

•
LVIP SSGA S&P 500 Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.1

•
LVIP SSGA Small-Cap Index Fund (Service Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.

•	LVIP SSGA Small-Mid Cap 200 Fund (Service Class): To maximize long-term capital appreciation.
•	LVIP T. Rowe Price Growth Stock Fund (Service Class): Long-term capital growth.
•	LVIP T. Rowe Price Structured Mid-Cap Growth Fund (Service Class): To maximize capital appreciation.
•	LVIP Vanguard Domestic Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.
•	LVIP Vanguard International Equity ETF Fund (Service Class): Long-term capital appreciation; a fund of funds.
•	LVIP Wellington Capital Growth Fund (Service Class): Capital growth.
•	LVIP Wellington Mid-Cap Value Fund (Service Class): Long-term capital appreciation.

Lord Abbett Series Fund, Inc., advised by Lord, Abbett & Co. LLC

•	Lord Abbett Series Fund Bond Debenture Portfolio (Class VC): To seek high current income and the opportunity for capital appreciation to produce a high total return.
•	Lord Abbett Series Fund Developing Growth Portfolio (Class VC): Long-term growth of capital.
•	Lord Abbett Series Fund Short Duration Income Portfolio (Class VC): To seek high level of income consistent with preservation of capital.

MFS® Variable Insurance Trust, advised by Massachusetts Financial Services Company

•	MFS® VIT Growth Series (Service Class): Capital appreciation.
•	MFS® VIT International Value Series (Service Class): Capital appreciation.
•	MFS® VIT Total Return Series (Service Class): Total return.
•	MFS® VIT Utilities Series (Service Class): Total return.

Oppenheimer Variable Account Funds, advised by Oppenheimer Funds, Inc.

•	Oppenheimer International Growth Fund/VA (Service Shares): Capital appreciation.
•	Oppenheimer Main Street Small Cap Fund®/VA (Service Shares): Capital appreciation.

PIMCO Variable Insurance Trust, advised by PIMCO

•	PIMCO VIT All Asset All Authority Portfolio (Advisor Class): To seek maximum real return, consistent with preservation of real capital and prudent investment management; a fund of funds.

Putnam Variable Trust, advised by Putnam Investment Management, LLC

•
Putnam VT Absolute Return 500 Fund (Class IB): To seek to earn a positive total return that exceeds the rate of inflation by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years) regardless of market conditions.

•
Putnam VT George Putnam Balanced Fund (Class IB): The investment seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.

•	Putnam VT Global Health Care Fund (Class IB): Capital appreciation.
•	Putnam VT Income Fund (Class IB): High current income with preservation of capital as its secondary objective.

Rydex Variable Trust, advised by Security Investors, LLC.

•	Guggenheim VT Long Short Equity: Long-term capital appreciation.
•	Guggenheim VT Multi-Hedge Strategies: To seek long-term capital appreciation with less risk than traditional equity funds.

SEI Insurance Products Trust, advised by SEI Investments Management Corporation.

•	SEI VP Market Growth Strategy Fund (Class III): To seek capital appreciation; a fund of funds.
•	SEI VP Market Plus Strategy Fund (Class III): Long-term capital appreciation; a fund of funds.

The Universal Institutional Funds, Inc., advised by Morgan Stanley Investment Management, Inc.

•	UIF Global Infrastructure Portfolio (Class II): To seek both capital appreciation and current income.

VanEck VIP Trust, advised by Van Eck Associates Corporation.

•	VanEck Global Hard Assets Fund (Class S Shares): Long-term capital appreciation by investing primarily in hard asset securities; a fund of funds.

Virtus Variable Insurance Trust, advised by Virtus Investment Advisers, Inc.

•	Virtus Equity Trend Series (Class A Shares): Long-term capital appreciation; a fund of funds.
•	Virtus Multi-Sector Fixed Income Series (Class A Shares): Long-term total return.

1
The Index this portfolio is managed to (the “Index”) is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by one or more of the portfolio’s service providers (“Licensee”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Licensee. Licensee’s product(s) is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Index.

2
Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

3
Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademark has been licensed to S&P Dow Jones Indices LLC and have been sublicensed for use for certain purposes by First Trust Advisors L.P. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product.

4
The fund’s risk management style is not a guarantee, and the fund’s shareholders may experience losses. The fund employs hedging strategies designed to provide for downside protection during sharp downward movements in equity markets. The use of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to other un-hedged funds and the effectiveness of such strategies may be impacted during periods of rapid or extreme market events.

5
The fund’s managed volatility strategy is not a guarantee, and the fund’s shareholders may experience losses. The fund employs hedging strategies designed to reduce overall portfolio volatility. The use of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to un-hedged funds and the effectiveness of such strategies may be impacted during periods of rapid or extreme market events.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Contractowners participating in a fund could conflict. Each of the fund’s Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to Contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.

Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund’s shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We may also:

•	remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
•	transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
•	combine the VAA with other separate accounts and/or create new separate accounts;
•	deregister the VAA under the 1940 Act; and
•	operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:

•	processing applications for and issuing the contracts;
•
processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services – See Additional Services and the SAI for more information on these programs);

•	maintaining records;
•	administering Annuity Payouts;
•	furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
•	reconciling and depositing cash receipts;
•	providing contract confirmations;
•	providing toll-free inquiry services; and
•	furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.

The risks we assume include:

•	the risk that Annuitants upon which Annuity Payouts are based live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
•	the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change);
•	the risk that Death Benefits paid will exceed the actual Contract Value.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from product charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

Account Value Death Benefit. For the base contract, we apply to the average daily net asset value of the Subaccounts a product charge which is equal to an annual rate of 0.10%.

Account Fee

During the accumulation period, we will deduct an account fee of $50 from the Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this $50 account fee will also be deducted from the Contract Value upon surrender. The account fee will be waived for any contract with a Contract Value that is equal to or greater than $50,000 on the contract anniversary (or date of surrender).

Transfer Fee

We reserve the right to charge a fee of up to $25 for the 13th and each additional transfer during any Contract Year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the Contract Year.

Rider Charge

i4LIFE® Advantage Charge. While this rider is in effect, there is a daily charge for i4LIFE® Advantage that is based on your Account Value. The initial Account Value is your Contract Value on the Valuation Date i4LIFE® Advantage becomes effective, less any applicable premium taxes. During the Access Period, your Account Value equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments made as well as any withdrawals.

The annual i4LIFE® Advantage charge rate is 0.50% for the i4LIFE® Advantage Account Value Death Benefit. During the Lifetime Income Period, the charge rate is 0.50%. This charge rate consists of a mortality and expense risk and administrative charge. This charge rate replaces the Separate Account Annual Expenses for the base contract. If your Contract Value had reached the $1 million threshold immediately prior to the beginning of the Lifetime Income Period under i4LIFE® Advantage, this charge will be reduced by 0.10% during the Lifetime Income Period. i4LIFE® Advantage and the charge will begin on the Periodic Income Commencement Date which is the Valuation Date on which the Regular Income Payment is determined and the beginning of the Access Period. Refer to the i4LIFE® Advantage section for explanations of the Account Value, the Access Period, the Lifetime Income Period, and the Periodic Income Commencement Date.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 5%. Currently, there is no premium tax levied for New York residents.

Other Charges and Deductions

We apply an annual product charge rate of 0.10% to the average daily net asset value of the Subaccounts during the time you receive Annuity Payouts (except for i4LIFE® Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges. If your Contract Value had reached the $1 million threshold immediately prior to the Annuity Commencement Date, this charge will be reduced by 0.10%.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:

•	the use of mass enrollment procedures,

•	the performance of administrative or sales functions by the employer,
•	the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
•	any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a registered representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you either directly or through your financial professional. See Distribution of the Contracts. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Servicing Office approval.

When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Servicing Office, an initial Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Purchase Payment to your agent, we will not begin processing your purchase order until we receive the application and initial Purchase Payment from your agent’s broker-dealer. While attempting to finish an incomplete application, we may hold the initial Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial Purchase Payment within two business days.

Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner’s account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the Contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a contract described in this prospectus. Surrender charges may be imposed on your existing contract. A financial professional or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.

Purchase Payments

You may make Purchase Payments to the contract at any time, prior to the Annuity Commencement Date, subject to certain conditions. You are not required to make any additional Purchase Payments after the initial Purchase Payment. The minimum initial Purchase Payment is $10,000. The minimum annual amount for additional Purchase Payments is $300. Please check with your financial professional about making additional Purchase Payments. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments totaling $5 million or more are subject to Servicing Office approval. This amount takes into consideration the total Purchase Payments for all existing Lincoln Investor Advantage® contracts for the same Contractowner, joint owner, and/or Annuitant. If you stop making Purchase Payments, the contract will remain in force, however, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. Purchase Payments may be made or, if stopped, resumed at any time until the Annuity Commencement Date, the surrender of the contract, or the death of the Contractowner, whichever comes first. Upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the contract.

These restrictions and limitations mean that you will be limited in your ability to increase your Contract Value (or Account Value under i4LIFE® Advantage) by making additional Purchase Payments to the contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the contract, and how they may impact your long-term investment plans, especially if you intend to increase Contract Value (or Account Value under i4LIFE® Advantage) by making additional Purchase Payments over a long period of time.

Large Account Credit

Contractowners will receive a Large Account Credit when your Contract Value reaches a threshold of $1 million. During the first Contract Year, the Large Account Credit will apply if either the cumulative Purchase Payments (decreased by withdrawals taken since the contract effective date or Regular Income Payments under i4LIFE® Advantage) or the Contract Value (or Account Value under i4LIFE® Advantage) is equal to or greater than $1 million on the quarterly Valuation Date. The amount of the Large Account Credit during the first Contract Year will be calculated by multiplying the greater of: 1) the amount of cumulative Purchase Payments (less any withdrawals since the contract effective date or Regular Income Payments under i4LIFE® Advantage); or 2) the value of the Subaccounts at the time of the credit, by 0.10% (0.025% quarterly).

After the first Contract Year anniversary, the Large Account Credit will apply if the Contract Value (or Account Value under i4LIFE® Advantage) equals or exceeds $1 million on the quarterly Valuation Date. The amount of the Large Account Credit will be calculated by multiplying the value of the Subaccounts at the time of the credit by 0.10% (0.025% quarterly).

The Large Account Credit will be allocated to the Subaccounts in proportion to the Contract Value in each variable Subaccount on the quarterly Valuation Date. There is no additional charge to receive this Large Account Credit, and in no case will the Large Account Credit be less than zero. The amount of any Large Account Credit received will be noted on your quarterly statement. Confirmation statements for each individual transaction will not be issued. Large Account Credits are not considered Purchase Payments.

The Large Account Credit will end on the Annuity Commencement Date or when the Lifetime Income Period begins under i4LIFE® Advantage.

Valuation Date

Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (Valuation Date). On any date other than a Valuation Date, the Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Purchase Payments

Purchase Payments allocated to the variable side of the contract are placed into the VAA’s Subaccounts, according to your instructions. You may also allocate Purchase Payments to the fixed account, if available.

The minimum amount of any Purchase Payment which can be put into any one Subaccount is $20.

If we receive your Purchase Payment from you or your broker-dealer in Good Order at our Servicing Office prior to the close of the New York Stock Exchange (normally 4:00 p.m., New York time) we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. If we receive your Purchase Payment in Good Order at or after market close we will use the Accumulation Unit value computed on the next Valuation Date. If you submit your Purchase Payment to your registered representative, we will generally not begin processing the Purchase Payment until we receive it from your representative’s broker-dealer. If your broker-dealer submits your Purchase Payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your Purchase Payment to us, and your Purchase Payment was placed with your broker-dealer prior to market close then we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. If your Purchase Payment was placed with your broker-dealer at or after market close then we will use the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances Purchase Payments received after such early market close will be processed using the Accumulation Unit value computed the next Valuation Date.

If an underlying fund imposes restrictions with respect to the acceptance of Purchase Payments, allocations or transfers, we reserve the right to reject an allocation or transfer request at any time the underlying fund notifies us of such a restriction. We will notify you if your allocation request is or becomes subject to such restrictions.

The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund’s investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of Accumulation Units

Purchase Payments allocated to the VAA are converted into Accumulation Units. This is done by dividing the amount allocated by the value of an Accumulation Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumulation Unit value for each Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a Subaccount for a later Valuation Period is determined as follows:

1.
The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation Period; minus

2.
The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3.	The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily product charge multiplied by the number of calendar days in the Valuation Period. Contracts with different features have different daily charges, and therefore, will have different corresponding Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.

Transfers (among the Subaccounts and as permitted between the variable and fixed accounts) are limited to 12 per Contract Year unless otherwise authorized by us. Currently there is no charge for a transfer. However, we reserve the right to impose a charge in the future of up to $50 per transfer, for transfers after the first 12 within a Contract Year. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing programs elected on forms available from us. See Additional Services and the SAI for more information on these programs. These transfer rights and restrictions also apply during the i4LIFE® Advantage Access Period (the time period during which you may make withdrawals from the i4LIFE® Advantage Account Value). See i4LIFE® Advantage.

The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.

A transfer request may be made to our Servicing Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Servicing Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date.

There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

We may defer or reject a transfer request that is subject to a restriction imposed by an underlying fund.

After the first 30 days from the effective date of your contract, if your contract offers a fixed account, you may also transfer all or any part of the Contract Value from the Subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the Subaccount if less than $2,000. However, if a transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the Contract Value from a fixed account to the Subaccount(s) subject to the following restrictions:

•	total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
•	the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer all of the Contract Value in the fixed accounts to the Subaccounts. You should carefully consider whether the fixed account meets your investment criteria.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Servicing Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the Contractowner on the next Valuation Date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider’s, or your agent’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Servicing Office.

Market Timing

Frequent, large, or short-term transfers among Subaccounts and the fixed account, such as those associated with “market timing” transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts and the fixed account that may affect other Contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds’ ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from Contractowners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential “market timers” by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a Contractowner has been identified as a market timer under our Market Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this “original signature” restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund’s investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per Contract Year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE® Advantage Lifetime Income Period. See i4LIFE® Advantage.

Ownership

The Contractowner on the date of issue will be the person or entity designated in the contract specifications. The Contractowner of a nonqualified contract may name a joint owner.

As Contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes. Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Nonqualified contracts may not be collaterally assigned. Assignments may have an adverse impact on your Death Benefits and may be prohibited under the terms of a particular feature. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.

Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant (unless you are a tax-exempt entity, then you can name two joint Annuitants). You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us in writing of the change. However, we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 (or for nonqualified contracts only, under age 91, if i4LIFE® Advantage is elected, subject to additional terms and limitations and Servicing Office approval) as of the effective date of the change. A contingent Annuitant may be named or changed by notifying us in writing. Contingent Annuitants are not allowed on contracts owned by non-natural owners. On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Servicing Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.

The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Servicing Office. If we receive a surrender or withdrawal request in Good Order at our Servicing Office before the close of the NYSE (normally 4:00 p.m., New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good Order at our Servicing Office after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the NYSE may close early (prior to 4:00 p.m., New York time). In such instances, surrender or withdrawal requests received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract Value. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters – Taxation of Withdrawals and Surrenders.

Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), portfolio rebalancing and automatic withdrawal service (AWS). Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing Office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-Cost Averaging. Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain Subaccounts into the Subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged (DCA'd) is $1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:

•	the Annuity Commencement Date;
•	the value of the amount being DCA'd is depleted; or
•	you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. If you have chosen DCA from one of the Subaccounts, only the amount allocated to that DCA program will be transferred. Investment gain, if any, will remain in that Subaccount unless you reallocate it to one of the other Subaccounts. If you are enrolled in automatic rebalancing, this amount may be automatically rebalanced based on your allocation instructions in effect at the time of rebalancing. DCA does not assure a profit or protect against loss.

Portfolio Rebalancing. Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually. Rebalancing events will be noted on your quarterly statement. The fixed account is not available for portfolio rebalancing.

Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously. We reserve the right to discontinue any or all of these administrative services at any time.

Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS will be noted on your quarterly statement. Confirmation statements for each individual withdrawal will not be issued. AWS is available for amounts allocated to the fixed account, if applicable.

Fees Associated with Fee-Based Financial Plans. You have purchased this contract as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. The fee for this advice is covered in a separate agreement between you and the firm or professional, and is in addition to the fees and expenses that apply to this contract. You may elect to have the fee paid to your investment firm or professional from your Contract Value by using AWS, if certain conditions apply.

Partial withdrawals to pay the fee may be taken automatically by enrolling in an AWS designated specifically for this purpose. Withdrawals are available in monthly, quarterly, semi-annual, or annual frequencies. You may enroll in this service by completing the appropriate election form that is available from your investment adviser. Additionally, you may authorize your investment adviser to set up or change your AWS program, or to take one-time withdrawals to pay for the advisory fee. Once you have elected this service, it will continue until you instruct us in writing to terminate it. Withdrawals under this AWS option will be noted on your quarterly statement as an advisory fee withdrawal. This service may not be available through all broker-dealers.

This service is not available if i4LIFE® Advantage is in effect and will automatically terminate upon election of i4LIFE® Advantage.

These withdrawals may decrease your guarantees under a Death Benefit or Living Benefit Rider. Advisory fee withdrawals may also have tax consequences. For nonqualified contracts, partial withdrawals to pay the advisory fee will be treated as a distribution for federal tax purposes, and will be reported as income on Form 1099R. For qualified contracts, partial withdrawals to pay the advisory fee will not be reported as a distribution from the contract.

Sample Portfolios

You may allocate your initial Purchase Payment among a group of Subaccounts that invest in underlying funds within a sample portfolio. Each sample portfolio consists of several Subaccounts investing in underlying funds, each of which represents a specified percentage of your Purchase Payment. If you choose to select a sample portfolio, you must allocate 100% of your initial Purchase Payment to that portfolio, and we will invest your initial Purchase Payment among the Subaccounts within the portfolio according to the percentage allocations. These allocations will remain in place unless you tell us otherwise. Any subsequent Purchase Payments will be invested according to your allocation instructions at the time of the subsequent Purchase Payment. You may de-select the sample portfolio at any time. The sample portfolio is available only at contract issue.

This contract is offered as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. It is sold through broker-dealers who may also be registered as or affiliated with a registered investment adviser. Your financial professional may discuss portfolios with your to assist in deciding to allocate your Purchase Payments among the various Subaccounts and/or the fixed account. You should consult with your financial professional whether a portfolio is appropriate for you.

Your financial professional may discuss the portfolios with you to assist you in deciding how to allocate your initial Purchase Payment amongst the various investment options available under your contract. You should consult with your financial professional whether a portfolio is appropriate for you. The portfolios were designed and prepared by Lincoln Investment Advisors Corporation (in consultation with Wilshire Associates) for use by Lincoln Financial Distributors, Inc. (LFD). LFD provides these portfolios to broker-dealers who may provide them to their clients. In making these portfolios available to your, LIAC, LFD and the Company are not providing you with investment advice, nor are we recommending to you any particular portfolio. You should consult with your financial professional to determine whether you should utilize or invest in a portfolio, or whether it is suitable for you based upon your goals, risk tolerance and time horizon. You bear the risk that, over time, a portfolio may not reflect the risk tolerance or return that was expected.

Death Benefit

The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE® Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.

UPON DEATH OF:	AND...	AND...	DEATH BENEFIT PROCEEDS PASS TO:
Contractowner	There is a surviving joint owner	The Annuitant is living or deceased	Joint owner
Contractowner	There is no surviving joint owner	The Annuitant is living or deceased	Designated Beneficiary
Contractowner	There is no surviving joint owner and the Beneficiary predeceases the Contractowner	The Annuitant is living or deceased	Contractowner's estate
Annuitant	The Contractowner is living	There is no contingent Annuitant	The youngest Contractowner becomes the contingent Annuitant and the contract continues. The Contractowner may waive* this continuation and receive the Death Benefit proceeds.
Annuitant	The Contractowner is living	The contingent Annuitant is living	Contingent Annuitant becomes the Annuitant and the contract continues
Annuitant**	The Contractowner is a trust or other non-natural person	No contingent Annuitant allowed with non-natural Contractowner	Designated Beneficiary

*	Notification from the Contractowner to receive the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

**	Death of Annuitant is treated like death of the Contractowner.

If the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity Commencement Date, a Death Benefit may be payable. This Death Benefit terminates if you elect i4LIFE® Advantage or elect any other annuitization option.

You should consider the following provisions carefully when designating the Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the Death Benefit or other amount paid upon a Contractowner's or Annuitant's death.

You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Servicing Office. Each change of Beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of Beneficiary.

Upon the death of the Contractowner, a Death Benefit will be paid to the Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.

If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the Contractowner (or younger of joint owners) becomes the Annuitant. Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this Death Benefit must be received by us within 75 days of the death of the Annuitant. The contract terminates when any Death Benefit is paid due to the death of the Annuitant.

Only the Contract Value as of the Valuation Date we approve the payment of the death claim is available as a Death Benefit if a Contractowner, joint owner or Annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior Contractowner, joint owner or Annuitant. If your Contract Value equals zero, no Death Benefit will be paid.

All references below to “Contract Value” include Account Value if i4LIFE® Advantage is in effect.

Account Value Death Benefit. The Account Value Death Benefit provides a Death Benefit equal to the Contract Value on the Valuation Date the Death Benefit is approved by us for payment. No additional Death Benefit is provided. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

General Death Benefit Information

Your Death Benefit terminates on and after the Annuity Commencement Date or if you elect i4LIFE® Advantage. i4LIFE® Advantage only provides Death Benefit options during the Access Period. There are no Death Benefits during the Lifetime Income Period. Please see the i4LIFE® Advantage – i4LIFE® Advantage Death Benefit section of this prospectus for more information.

If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole Contractowner. Upon the death of the spouse who continued the contract, we will pay the Account Value Death Benefit to the designated Beneficiary(s).

If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the contract as the new Contractowner. Same-sex spouses should carefully consider whether to purchase annuity products that provide benefits based upon status as a spouse, and whether to exercise any spousal rights under the contract. The U.S. Supreme Court recently held that same-sex spouses who have been married under state law will now be treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:

1.	proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and
2.	written authorization for payment; and
3.	all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of Death Benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death Benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:

•	if any Beneficiary dies before the Contractowner, that Beneficiary’s interest will go to any other Beneficiaries named, according to their respective interests; and/or
•	if no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner’s estate.

If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the Contractowner has already selected a settlement option, the Beneficiary may choose the method of payment of the Death Benefit. The Death Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner’s date of death unless the Beneficiary begins receiving within one year of the Contractowner’s death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary’s life expectancy.

Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the Death Benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be “escheated”. This means that the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation.

To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your Beneficiary designations by submitting a Beneficiary change form to our Servicing Office.

i4LIFE® Advantage

i4LIFE® Advantage (the Variable Annuity Payout Option Rider in your contract) is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your contract and described later in this prospectus. See Charges and Other Deductions – i4LIFE® Advantage Charge.

i4LIFE® Advantage is an Annuity Payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your Account Value, which means you may surrender the contract, make withdrawals, and have a Death Benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE® Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE® Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE® Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You choose when you want to receive your first Regular Income Payment and the frequency with which you will receive Regular Income Payments. The initial Regular Income Payment is calculated from the Account Value on a date no more than 14 days prior to the date you select to begin receiving the Regular Income Payments. This calculation date is called the Periodic Income Commencement Date, and is the same date the Access Period begins. Regular Income Payments must begin within one year of the date you elect i4LIFE® Advantage. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. This option is available on nonqualified annuities, IRAs and Roth IRAs (check with your financial professional regarding availability with SEP market). This option is subject to a charge while the i4LIFE® Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions – i4LIFE® Advantage Charge.

i4LIFE® Advantage is available for contracts with a Contract Value of at least $50,000 and may be elected after the effective date of the contract and before any other Annuity Payout option under this contract is elected by sending a written request to our Servicing Office. When you elect i4LIFE® Advantage, you must choose the Annuitant, Secondary Life, if applicable, and make several choices about your Regular Income Payments. The Annuitant and Secondary Life may not be changed after i4LIFE® Advantage is elected. For qualified contracts, the Secondary Life must be the spouse. See i4LIFE® Advantage Death Benefit regarding the impact of a change to the Annuitant prior to the i4LIFE® Advantage election.

i4LIFE® Advantage for IRA contracts is only available if the Annuitant and Secondary Life are age 59½ or older at the time the option is elected. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional Purchase Payments may be made during the Access Period for an IRA annuity contract. Additional Purchase Payments will not be accepted after the Periodic Income Commencement Date for a nonqualified annuity contract.

If i4LIFE® Advantage is selected, the applicable transfer provisions among Subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date. However, once i4LIFE® Advantage begins, any automatic withdrawal service will terminate. See The Contracts – Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE® Advantage, you will receive the i4LIFE® Advantage Account Value Death Benefit. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE® Advantage began (if premium taxes have been deducted from the Contract Value). See The Contracts – i4LIFE® Advantage Death Benefit.

Access Period. At the time you elect i4LIFE® Advantage, you also select the Access Period, which begins on the Periodic Income Commencement Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make Regular Income Payments for the rest of your life (or the Secondary Life if applicable). This is called the Lifetime Income Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for nonqualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE® Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, you may extend or shorten the length of the Access Period subject to Servicing Office approval. Additional restrictions may apply if you are under age 59½ when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue Regular Income Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE® Advantage contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions.

Account Value. The initial Account Value is the Contract Value on the Valuation Date i4LIFE® Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value on a Valuation Date will equal the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the Account Value will be reduced to zero.

Regular Income Payments during the Access Period. i4LIFE® Advantage provides for variable, periodic Regular Income Payments for as long as an Annuitant (or Secondary Life, if applicable) is living and access to your Account Value during the Access Period.

When you elect i4LIFE® Advantage, you will have to choose the date you will receive the initial Regular Income Payment. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. Regular Income Payments must begin within one year of the date you elect i4LIFE® Advantage. You also select when the Access Period ends and when the Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the Assumed Investment Return (AIR). These choices will influence the amount of your Regular Income Payments.

If you do not choose a payment frequency, the default is a monthly frequency. You may also elect to have Regular Income Payments from nonqualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the AIR. AIR rates of 3% or 4% may be available. The higher the AIR you choose, the higher your initial Regular Income Payment will be and the higher the return must be to increase subsequent Regular Income Payments. You also choose the length of the Access Period. At this time, changes to the Access Period can only be made on Periodic Income Commencement Date anniversaries.

For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.

The amount of the initial Regular Income Payment is determined on the Periodic Income Commencement Date by dividing the Contract Value (or Purchase Payment if elected at contract issue), less applicable premium taxes by 1,000 and multiplying the result by an annuity factor. The annuity factor is based upon:

•	the age and sex of the Annuitant and Secondary Life, if applicable;
•	the length of the Access Period selected;
•	the frequency of the Regular Income Payments;
•	the AIR selected; and
•	the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit of the entire Account Value will be paid to your Beneficiary upon your death. These benefits during the Access Period result in a slightly lower Regular Income Payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the Lifetime Income Period, with no further access or Death Benefit.

The Account Value will vary with the actual net investment return of the Subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period. Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable Valuation Date by 1,000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the AIR to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the contract exceeds the AIR, the Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the AIR, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the AIR, the Regular Income Payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the AIR, the Regular Income Payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income Payments will be recalculated and could be increased or reduced, based on the Account Value following the withdrawal.

For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse’s death.

For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the annuity factor will be revised for a non-life contingent Regular Income Payment and Regular Income Payments will continue until the Account Value is fully paid out and the Access Period ends. For qualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE® Advantage will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the Annuitant or Secondary Life is living. Your earlier elections regarding the frequency of Regular Income Payments, AIR and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined by dividing the Account Value on the last Valuation Date of the Access Period by 1,000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:

•	the age and sex of the Annuitant and Secondary Life (if living);
•	the frequency of the Regular Income Payments;
•	the AIR selected; and
•	the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income Payments, the contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period) divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income Payments are determined by multiplying the number of Annuity Units per Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln New York's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity Units.

Regular Income Payments will continue for as long as the Annuitant or Secondary Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value; therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE® Advantage Death Benefit

i4LIFE® Advantage Account Value Death Benefit. The i4LIFE® Advantage Account Value Death Benefit is available during the Access Period. This Death Benefit is equal to the Account Value as of the Valuation Date on which we approve the payment of the death claim.

General Death Benefit Provisions. Following the Access Period, there is no Death Benefit. The Death Benefit also terminates when the Account Value equals zero, because the Access Period terminates.

On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse’s death.

For non-qualified contracts, upon the death of the Contractowner, joint owner or Annuitant, the Contractowner (or Beneficiary) may elect to terminate the contract and receive full payment of the Death Benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the Secondary Life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no Secondary Life, and you die during the Access Period, the i4LIFE® Advantage will terminate. A spouse Beneficiary may start a new i4LIFE® Advantage program.

If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1.	proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and
2.	written authorization for payment; and
3.	all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of Death Benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death Benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments will be recalculated. Withdrawals may have tax consequences. See Federal Tax Matters.

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made.

Termination. For IRA contracts, you may terminate i4LIFE® Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice. Upon termination, the i4LIFE® Advantage charge will end and the Separate Annual Expenses for the Account Value Death Benefit will resume. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE® Advantage.

For nonqualified contracts, you may not terminate i4LIFE® Advantage once you have elected it.

Annuity Payouts

When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 99th birthday. Your broker-dealer may recommend that you annuitize at an earlier age.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the Contract Value may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to Contractowners who have elected i4LIFE® Advantage.

Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts) equal to the excess, if any, of:

•	the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
•	the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.

The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Servicing Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should (a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option. You may change or revoke in writing to our Servicing Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

General Information

Any previously selected Death Benefit in effect before the Annuity Commencement Date will no longer be available on and after the Annuity Commencement Date. You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Servicing Office. You must give us at least 30 days’ notice before the date on which you want payouts to begin. Annuity Payouts cannot commence within twelve months of the effective date of the contract. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the Annuitant’s death (or surviving Annuitant’s death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:

•	proof, satisfactory to us, of the death;
•	written authorization for payment; and
•	all claim forms, fully completed.

Variable Annuity Payouts

Variable Annuity Payouts will be determined using:

•	The Contract Value on the Annuity Commencement Date, less any applicable premium taxes;
•	The annuity tables contained in the contract;
•	The annuity option selected; and
•	The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1.	Determine the dollar amount of the first periodic payout; then
2.	Credit the contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and
3.	Calculate the value of the Annuity Units each period thereafter.

Annuity Payouts assume an investment return of 3%, 4% or 5% per year, as applied to the applicable mortality table. The AIR of 5% is not available for elections of i4LIFE® Advantage. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed Side of the Contract

You may allocate Purchase Payments to the fixed side of the contract, if available. Allocations made to the fixed side of the contract are added to your Contract Value. Certain charges related to the contract and the charges for the Living Benefit Riders are deducted from your Contract Value. Therefore, a portion of those charges may be deducted from the fixed account. See the Charges and Other Deductions section of this prospectus for more information. Since amounts in the fixed account make up part of your Contract Value, those amounts may be used to calculate benefits under the Living Benefit Riders. See the Living Benefit Riders section in this prospectus for more information.

Purchase Payments and Contract Value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York State Department of Financial Services as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. At this time, the fixed account is available for dollar cost averaging only. Please contact your financial professional for further information.

Small Contract Surrenders

We may surrender your contract, in accordance with New York law if:

•
your Contract Value drops below certain state specified minimum amounts ($2,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;

•	no Purchase Payments have been received for three (3) full, consecutive Contract Years; and
•	the annuity benefit at the Annuity Commencement Date would be less than $20.00 per month.

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional Purchase Payments to bring your Contract Value above the minimum level to avoid surrender.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:

•	when the NYSE is closed (other than weekends and holidays);
•	times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
•	when the SEC so orders to protect Contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Servicing Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of Accumulation Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date. This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state’s insurance department (if required).

Distribution of the Contracts

Lincoln Financial Distributors, Inc. (“LFD”) serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln New York and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities Corporation (collectively “LFN”), also affiliates of ours. The Principal Underwriter has also entered into selling agreements with broker-dealers that are unaffiliated with us (“Selling Firms”). While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The Principal Underwriter may also offer “non-cash compensation”, as defined under FINRA’s rules, which includes among other things, merchandise, gifts, marketing support, sponsorships, seminars, entertainment and travel expenses. You may ask your registered representative how he/she will personally be compensated, in whole or in part, for the sale of the contract to you or for any alternative proposal that may have been presented to you. You may wish to take such compensation payments into account when considering and evaluating any recommendation made to you in connection with the purchase of a contract. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to LFN. No commissions are paid in connection with the sale of this contract. However, Lincoln New York pays for the operating and other expenses of LFN, including the following sales expenses: registered representative training allowances; compensation and bonuses for LFN's management team; advertising expenses; and all other expenses of distributing the contracts. LFN registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements. In addition, LFN registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help LFN registered representatives and/or their managers qualify for such benefits. LFN registered representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Paid to Unaffiliated Selling Firms. No commissions are paid in connection with the sale of this contract. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts. LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) “preferred product” treatment of the contracts in their marketing programs, which may include marketing services and increased access to registered representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their registered representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the Selling Firm offers.

Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2015 is contained in the SAI.

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain “wholesalers”, who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Other incentives or payments described above are not charged directly to Contractowners or the VAA. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln New York. This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law. Questions about your contract should be directed to us at 1-888-868-2583.

Federal Tax Matters

Introduction

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code (“Code”), Treasury Regulations and applicable IRS guidance to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your Contract Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

•	An individual must own the contract (or the Code must treat the contract as owned by an individual).
•	The investments of the VAA must be “adequately diversified” in accordance with Treasury regulations.
•	Your right to choose particular investments for a contract must be limited.
•	The Annuity Commencement Date must not occur near the end of the Annuitant’s life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the Contract Value over the Purchase Payments for the contract. Examples of contracts where the owner pays current tax on the contract’s earnings, Large Account Credits if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:

•
Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;

•
Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;

•	Contracts acquired by an estate of a decedent;
•	Certain qualified contracts;
•	Contracts purchased by employers upon the termination of certain qualified plans; and
•	Certain contracts used in connection with structured settlement agreements.

Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be “adequately diversified.” Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Contract Value over the contract Purchase Payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered “adequately diversified.”

Restrictions

The Code limits your right to choose particular investments for the contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, Large Account Credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses. However, this rule does not apply to a contract owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the contract. This rule also does not apply to a contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner’s spouse at the time first covered by the contract.

Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the contract’s Purchase Payments, Large Account Credits and earnings. As long as annuity payments begin or are scheduled to begin on a date on which the Annuitant’s remaining life expectancy is enough to allow for a sufficient Annuity Payout period, the contract should be treated as an annuity. If the annuity contract is not treated as an annuity, you would be currently taxed on the excess of the Contract Value over the Purchase Payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your Contract Value exceeds your Purchase Payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your Purchase Payments. In certain circumstances, your Purchase Payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal.

Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your Purchase Payments in the contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the Purchase Payment in the contract, you will pay tax on the full amount of your Annuity Payouts. If Annuity Payouts end because of the Annuitant’s death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular Income Payments, are taken from i4LIFE® Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity Commencement Date.

Death prior to the Annuity Commencement Date:

•	If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
•	If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:

•
If Death Benefits are received in accordance with the existing Annuity Payout option following the death of a Contractowner who is not the Annuitant, they are excludible from income in the same manner as the Annuity Payout prior to the death of the Contractowner.

•
If Death Benefits are received in accordance with the existing Annuity Payout option following the death of the Annuitant (whether or not the Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the Purchase Payments not yet distributed from the contract. All Annuity Payouts in excess of the Purchase Payments not previously received are includible in income.

•	If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Purchase Payments not previously received.

Additional Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% additional tax on any distribution from your contract which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:

•	you receive on or after you reach 59½,
•	you receive because you became disabled (as defined in the Code),
•	you receive from an immediate annuity,
•	a Beneficiary receives on or after your death, or
•	you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's “unearned income”, or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. The tax is effective for tax years after December 31, 2012. If you take a distribution from your contract that may be subject to the tax, we will include a Distribution Code “D” in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity Payout that you must include in income and the amount that might be subject to the additional tax described previously.

Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract’s value, you will pay tax on your Contract Value to the extent it exceeds your Purchase Payments not previously received. The new owner’s Purchase Payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional rider charges, if any, as a contract withdrawal.

Special Considerations for Same-Sex Spouses

The U.S. Supreme Court recently held same-sex spouses who have been married under state law will now be treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Qualified Retirement Plans

We have designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called “qualified contracts.” We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:

•	Individual Retirement Accounts and Annuities (“Traditional IRAs”)
•	Roth IRAs
•	Traditional IRA that is part of a Simplified Employee Pension Plan (“SEP”)
•	SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
•	401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
•	403(a) plans (qualified annuity plans)
•	403(b) plans (public school system and tax-exempt organization annuity plans)
•	H.R. 10 or Keogh Plans (self-employed individual plans)
•	457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code’s requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan’s terms and conditions, regardless of the contract’s terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:

•
Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase Payments. These limits vary depending on the type of qualified retirement plan and the participant’s specific circumstances (e.g., the participant’s compensation).

•	Minimum annual distributions are required under some qualified retirement plans once you reach age 70½ or retire, if later as described below.
•
Loans are allowed under certain types of qualified retirement plans, but Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan’s duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant’s income as ordinary income. These taxable distributions will include Purchase Payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for Purchase Payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 70½ or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age 70½. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death Benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death Benefit is any Death Benefit that has the potential to pay more than the Contract Value or a return of Purchase Payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Additional Tax on Early Distributions from Qualified Retirement Plans

The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:

•	Distribution received on or after the Annuitant reaches 59½,
•	Distribution received on or after the Annuitant’s death or because of the Annuitant’s disability (as defined in the Code),
•	Distribution received as a series of substantially equal periodic payments based on the Annuitant’s life (or life expectancy), or
•	Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the “Unearned Income Medicare Contribution” as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual’s “unearned income”, or (ii) the dollar amount by which the individual’s modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA) permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual’s IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.

Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the Death Benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or (b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a “quorum”), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Contractowner provide their voting instructions to us. For funds un-affiliated with Lincoln, even though Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Contractowners would have been entitled to provide voting instruction will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Contractowners eligible to vote, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied proportionately to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the Variable Annuity Account – Fund Shares.

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to Lincoln Life & Annuity Company of New York at PO Box 2348, Fort Wayne, IN 46801-2348. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the Contract Value as of the Valuation Date on which we receive the cancellation request, plus any premium taxes which had been deducted. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.

IRA purchasers will receive the greater of Purchase Payments or Contract Value as of the Valuation Date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Commissioner of Insurance. Our books and accounts are subject to review and examination by the New York State Department of Financial Services at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semi-annually after the first Contract Year, reports containing information required by that Act or any other applicable law or regulation. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.

A written confirmation of each transaction will be mailed to you on the next Valuation Date, except for the following transactions, which are mailed quarterly:

•	deduction of any account fee or rider charges;
•	crediting of Large Account Credits, if applicable;
•	any rebalancing event under Investment Requirements or the portfolio rebalancing service;
•	any transfer or withdrawal under any applicable additional service: dollar cost averaging or AWS; and
•	Regular Income Payments from i4LIFE® Advantage.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.

Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Legal Proceedings

In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management’s opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional Information for possible additional information regarding legal proceedings.

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Contents of the Statement of Additional Information (SAI)

for Lincoln New York Account N for Variable Annuities

Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Annuity Payouts
Examples of Regular Income Payment Calculations
Determination of Accumulation and Annuity Unit Value
Capital Markets
Advertising & Ratings
About the S&P Index
Unclaimed Property
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:

Statement of Additional Information Request Card

Lincoln Investor Advantage® Advisory

Lincoln New York Account N for Variable Annuities

Please send me a free copy of the current Statement of Additional Information for Lincoln New York Account N for Variable Annuities Lincoln Investor Advantage® Advisory.

(Please Print)

Name:

Address:

City

State

Zip

Mail to Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348.

Lincoln Investor Advantage® Advisory
Lincoln New York Account N for Variable Annuities
(Registrant)
Lincoln Life & Annuity Company of New York  (Depositor)

Statement of Additional Information (SAI)

This SAI should be read in conjunction with the Lincoln Investor Advantage® Advisory prospectus of Lincoln New York Account N for Variable Annuities dated XX XX, 2016. You may obtain a copy of the Lincoln Investor Advantage® Advisory prospectus on request and without charge. Please write Lincoln Life & Annuity Company of New York, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583.

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This SAI is not a prospectus.

The date of this SAI is XX XX, 2016.

Special Terms

The special terms used in this SAI are the ones defined in the prospectus.

Services

Independent Registered Public Accounting Firm

Ernst & Young LLP, independent registered public accounting firm, One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has audited a) the financial statements of the Lincoln New York Account N for Variable Annuities as of December 31, 2015 and for the year then ended and the statement of changes in net assets for each of the years in the two year period ended December 31, 2015; and b) the financial statements of Lincoln Life & Annuity Company of New York as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln New York. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.

Principal Underwriter

Lincoln Financial Distributors, Inc., (“LFD”), an affiliate of Lincoln New York, serves as principal underwriter (the “Principal Underwriter”) for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering. The Principal Underwriter offers the contracts through investment professionals who offer investment advice for a fee, and who are also associated with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities Corp. (collectively “LFN”), our affiliates. The Principal Underwriter also may enter into selling agreements with other broker-dealers (“Selling Firms”) for the sale of the contracts. Investment professionals of Selling Firms are appointed as our insurance agents. LFD, acting as Principal Underwriter, paid $33,284,942, $37,372,495 and $35,261,520 to LFN and Selling Firms in 2013, 2014 and 2015, respectively, as sales compensation with respect to the contracts. The Principal Underwriter retained no underwriting commissions for the sale of the contracts.

Purchase of Securities Being Offered

The variable annuity contracts are offered to the public through investment professionals who offer investment advice for a fee, and who are also associated with broker-dealers. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the Annuity Commencement Date, there are exchange privileges between Subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Annuity Payouts

Variable Annuity Payouts

Variable Annuity Payouts will be determined on the basis of:

•
the dollar value of the contract on the Annuity Commencement Date less any applicable premium tax (and less any surrender charges on purchase payments in the contract for less than 12 months if bonus credits applied to the purchase payments);

•	the annuity tables contained in the contract;
•	the type of annuity option selected; and

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•	the investment results of the fund(s) selected.

In order to determine the amount of variable Annuity Payouts, we make the following calculation:

•	first, we determine the dollar amount of the first payout;
•	second, we credit the contract with a fixed number of Annuity Units based on the amount of the first payout; and
•	third, we calculate the value of the Annuity Units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable Annuity Payout is determined by applying the total value of the Accumulation Units credited under the contract valued as of the Annuity Commencement Date (less any premium taxes) to the annuity tables contained in the contract. The first variable Annuity Payout will be paid 14 days after the Annuity Commencement Date. This day of the month will become the day on which all future Annuity Payouts will be paid. Amounts shown in the tables are based on the 1983 Table “a” Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, or 5% per annum, depending on the terms of your contract. The first Annuity Payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the Annuitant at the Annuity Commencement Date. The assumed interest rate is the measuring point for subsequent Annuity Payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, Annuity Payouts will decrease. If the assumed rate of interest were to be increased, Annuity Payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an Annuity Commencement Date, the contract is credited with Annuity Units for each Subaccount on which variable Annuity Payouts are based. The number of Annuity Units to be credited is determined by dividing the amount of the first periodic payout by the value of an Annuity Unit in each Subaccount selected. Although the number of Annuity Units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the Contractowner’s fixed number of Annuity Units in each Subaccount by the appropriate Annuity Unit value for the Valuation Date ending 14 days prior to the date that payout is due.

The value of each Subaccount’s Annuity Unit will be set initially at $1.00. The Annuity Unit value for each Subaccount at the end of any Valuation Date is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Date by the product of:

•	The net investment factor of the Subaccount for the Valuation Period for which the Annuity Unit value is being determined, and
•	A factor to neutralize the assumed investment return in the annuity table.

The value of the Annuity Units is determined as of a Valuation Date 14 days prior to the payment date in order to permit calculation of amounts of Annuity Payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Examples of Regular Income Payment Calculations

These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the Regular Income Payments. These examples assume that the investment return is the same as the assumed investment return (AIR) to make the Regular Income Payment calculations simpler to understand. The Regular Income Payments will vary based on the investment performance of the underlying funds.

Annuitant	Male, Age 65
Secondary Life	Female, Age 63
Purchase Payment	$200,000.00
Regular Income Payment Frequency	Annual
AIR	4.0%
Hypothetical Investment Return	4.0%

	20-year Access Period	30-Year Access Period
Regular Income Payment	$10,463.99	$9,922.44

A 10% withdrawal from the Account Value will reduce the Regular Income Payments by 10% to $9,417.59 with the 20-year access period and $8,930.20 with the 30-year access period.

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At the end of the 20-year Access Period, the remaining Account Value of $114,163 (assuming no withdrawals) will be used to continue the $10,463.99 Regular Income Payment during the Lifetime Income Period for the lives of the annuitant and Secondary Life. At the end of the 30-year Access Period, the remaining Account Value of $69,919 (assuming no withdrawals) will be used to continue the $9,922.44 Regular Income Payment during the Lifetime Income Period for the lives of the annuitant and Secondary Life. (Note: the Regular Income Payments during the Lifetime Income Period will vary with the investment performance of the underlying funds).

Determination of Accumulation and Annuity Unit Value

A description of the days on which Accumulation and Annuity Units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.

Capital Markets

In any particular year, our capital may increase or decrease depending on a variety of factors — the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.

Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln New York or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the product and do not refer to the performance of the product, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody’s, A.M. Best, Fitch, and Standard & Poor’s. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.

About the S&P 500 Index

The S&P 500 Index (hereinafter “Index”) is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates (hereinafter “Licensee”). Standard & Poor’s® and S&P ® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones ® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The fund(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the funds or any member of the public regarding the advisability of investing in securities generally or in the funds particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices only relationship to Licensee with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Licensee or the funds. S&P Dow Jones Indices have no obligation to take the needs of Licensee or the owners of the funds into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have

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not participated in the determination of the prices, and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the funds. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Unclaimed Property

We have entered into a Global Resolution Agreement with a third party auditor representing multiple states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor has compared expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased insureds and policy or contract holders where a valid claim has not been made. We have also entered into a Regulatory Settlement Agreement with multiple states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing our records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws and considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in our practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

Additional Services

Dollar Cost Averaging (DCA) —You may systematically transfer, on a monthly basis or in accordance with other terms we make available, amounts from certain Subaccounts, or the fixed side (if available) of the contract into the Subaccounts or in accordance with other terms we make available. You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged is $1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:

•	the Annuity Commencement Date;
•	the value of the amount being DCA'd is depleted; or
•	you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) —AWS provides an automatic, periodic withdrawal of Contract Value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the Contractowner. You may elect to participate in

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AWS at the time of application or at any time before the Annuity Commencement Date by sending a written request to us. The minimum Contract Value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Surrender Charge.

Portfolio Rebalancing — Portfolio rebalancing is an option, which, if elected by the Contractowner, restores to a pre-determined level the percentage of the Contract Value, allocated to each variable Subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all Purchase Payments allocated to the variable Subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the Contractowner. The Contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the Contractowner may make these elections by phone. The portfolio rebalancing program is not available following the Annuity Commencement Date.

Other Information

Due to differences in redemption rates, tax treatment or other considerations, the interests of policyholders under the variable life accounts could conflict with those of Contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.

Financial Statements

(To be filed by amendment)

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Lincoln New York Account N for Variable Annuities

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

1. Part A

The Table of Condensed Financial Information is included in Part A of this Registration Statement. (To Be Filed by Amendment)

2. Part B

The following financial statements for the Variable Account are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Statement of Assets and Liabilities - December 31, 2015

Statement of Operations - Year ended December 31, 2015
Statements of Changes in Net Assets - Years ended December 31, 2015 and 2014
Notes to Financial Statements - December 31, 2015
Report of Independent Registered Public Accounting Firm

3. Part B

The following financial statements for Lincoln Life & Annuity Company of New York are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Balance Sheets - Years ended December 31, 2015 and 2014
Statements of Comprehensive Income (Loss) - Years ended December 31, 2015, 2014 and 2013
Statements of Stockholder’s Equity - Years ended December 31, 2015, 2014 and 2013
Statements of Cash Flows - Years ended December 31, 2015, 2014 and 2013
Notes to Financial Statements - December 31, 2015
Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1)(a) Resolution of Board of Directors and Memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

(b) Amendment to that Certain Memorandum incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

(2) Not Applicable

(3)(a) Principal Underwriting Agreement between Lincoln Financial Distributors, Inc. and Lincoln Life & Annuity Company of New York incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-145531) filed on November 16, 2007.

(b) Broker-Dealer Selling Group Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

(4)(a) Annuity Contract (30070-A-NY 5-14) incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-145531) filed on November 15, 2007.

(b) Large Account Credit Rider (AR-568) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-193276) filed on January 10, 2014.

(c) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on April 8, 2001.

(d) DCA Fixed Account Allocations (NYCPALGV 5/03) incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-93875) filed on April 20, 2004.

(e) Variable Annuity Payment Option Rider (i4LA-NQ 8/10 NY Rev 09-02) incorporated herein by reference to Post-Effective Amendment No. 12 (File No. 333-145531) filed on October 28, 2010.

(f) Variable Annuity Payment Option Rider (i4LA-Q 8/10 NY Rev 09-02) incorporated herein by reference to Post-Effective Amendment No. 12 (File No. 333-145531) filed on October 28, 2010.

(g) Variable Annuity Amendment (CV DB) (AR-440 NY) incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-171097) filed on June 21, 2011.

(h) Contract Amendment – Maturity Date (AR-554 10/14) incorporated herein by reference to Post-Effective Amendment No. 11 (File No. 333-181616) filed on April 8, 2015.

(5) Investor Advantage Advisory Application (To be Filed by Amendment)

(6) Amended and Restated By-laws of Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-175691) filed on July 21, 2011.

(7) Not Applicable

(8)(a) Accounting and Financial Services Administration Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(b) Fund Participation Agreements and Amendments between Lincoln Life & Annuity Company of New York and:

(i) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) incorporated herein by reference to Post-Effective Amendment No. 17 on Form N-6 (File No. 333-155333) filed on April 2, 2013.

(ii) AllianceBernstein Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(iii) ALPS Variable Investment Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015; amendment dated April 30, 2015 filed herein.

(iv) American Century Variable Portfolios, Inc. incorporated herein by reference to Post-Effective Amendment No. 14 on Form N-6 (File No. 333-155333) filed on April 1, 2011.

(v) American Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(vi) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 14 on Form N-6 (File No. 333-155333) filed on April 1, 2011.

(vii) Columbia Funds Variable Insurance Trust and Columbia Funds Variable Insurance Trust II (To Be Filed by Amendment)

(viii) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(ix) Deutsche Variable Series II incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(x) Eaton Vance Variable Trust incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(xi) Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xii) First Trust Variable Insurance Trust and First Trust Portfolios, L.P. incorporated herein reference to Post-Effective Amendment No. 3 (File No. 333-193276) filed on April 15, 2016.

(xiii) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xiv) Goldman Sachs Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(xv) Hartford Funds Management Company, LLC, Harford Funds Distributors, LLC, and Hartford Administrative Services Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(xvi) Ivy Funds Variable Insurance Products and Waddell & Reed, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(xvii) JP Morgan Insurance Trust incorporated herein by reference to Post-Effective No. 20 on Form N-6 (File No. 333-155333) filed on April 1, 2016.

(xviii) Legg Mason Partners Variable Equity Trust incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xix) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 20 on Form N-6 (File No. 333-155333) filed on April 1, 2016.

(xx) Lord Abbott Series Fund, Inc. incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-145531) filed on April 9, 2009.

(xxi) MFS® Variable Insurance TrustSM incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xxii) Oppenheimer Variable Account Funds incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xxiii) PIMCO Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(xxiv) Putnam Variable Trust incorporated herein by reference to Post-Effective Amendment No. 20 on Form N-6 (File No. 333-155333) filed on April 1, 2016.

(xxv) Rydex Variable Trust and Guggenheimer Funds Distributors, LLC incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(xxiv) SEI Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(xxvi) The Universal Institutional Funds, Inc./Morgan Stanley incorporated herein by reference to Post-Effective Amendment No. 19 (File No. 333-155333) filed on April 1, 2015.

(xxvii) Van Eck VIP Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(xxviii) Virtus Variable Insurance Trust and First Trust Portfolios, L.P. incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(c) Rule 22c-2 Agreements between The Lincoln National Life Insurance Company and:

(i) AIM Variable Insurance Funds incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(ii) ALPS Variable Investment Trust incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(iii) American Century Variable Portfolios, Inc. incorporated herein by reference to Post-Effective Amendment No. 29 (File No. 333-61554) filed on March 16, 2009.

(iv) American Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(v) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-68842) filed on June 22, 2009.

(vi) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-145531) filed on March 30, 2012.

(vii) Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(viii) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-149449) filed on November 26, 2008.

(ix) Guggenheim Funds Distributors, LLC incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(x) Hartford Series Funds, Inc. and Hartford HLS Series Fund II, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(xi) Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-193276) filed on May 16, 2014.

(xii) Lincoln Variable Insurance Products Trust incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-149449) filed on November 26, 2008.

(xiii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(xiv) Oppenheimer Variable Account Funds incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-145531) filed on April 9, 2009.

(xv) Putnam Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(xvi) Van Eck Securities Corporation incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-193276) filed on April 29, 2015.

(9) Opinion and Consent of Scott C. Durocher, Senior Counsel of The Lincoln National Life Insurance Company, as to legality of securities being issued (To Be Filed by Amendment)

(10)(a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To Be Filed by Amendment)

b) Power of Attorney - Principal Officers and Directors of Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 20 (File No. 333-172328) filed on April 22, 2016.

(11) Not Applicable

(12) Not Applicable

(13) Organizational Chart of The Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 15 (File No. 333-170897) filed on June 30, 3016.

Item 25. Directors and Officers of the Depositor

The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to Lincoln New York Account N for Variable Annuities as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

Name	Positions and Offices with Depositor
Ellen Cooper**	Executive Vice President, Chief Investment Officer and Director
Jeffrey D. Coutts**	Senior Vice President and Treasurer
Randal J. Freitag**	Executive Vice President, Chief Financial Officer and Director
Dennis R. Glass**	President and Director
George W. Henderson, III Granville Capital 300 N. Greene Street Greensboro, NC 27401	Director
Christine Janofsky**	Senior Vice President, Chief Accounting Officer and Controller
Mark E. Konen**	Executive Vice President and Director
M. Leanne Lachman 870 United Nations, Plaza, #19-E New York, NY 10017	Director
Louis G. Marcoccia Senior Vice President Syracuse University Crouse-Hinds Hall, Suite 620 900 S. Crouse Ave. Syracuse, NY 13244	Director
Patrick S. Pittard 20 Cates Ridge Atlanta, GA 30327	Director
Robert O. Sheppard*	Assistant Vice President, General Counsel and Secretary
Joseph D. Spada***	Vice President and Chief Compliance Officer for Separate Accounts

*Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202

**Principal business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

***Principal business address is 350 Church Street, Hartford, Connecticut 06096

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of August 31, 2016 there were 19,798 contract owners under Account N.

Item 28. Indemnification

a) Brief description of indemnification provisions.

In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln New York in connection with suits by, or in the right of, Lincoln New York.

Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit no. 6 hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) Lincoln Financial Distributors, Inc. (“LFD”) currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust.

(b) Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Andrew J. Bucklee*	Senior Vice President and Director
Patrick J. Caulfield**	Vice President, Chief Compliance Officer and Senior Counsel
Jeffrey D. Coutts*	Senior Vice President and Treasurer
Wilford H. Fuller*	President, Chief Executive Officer and Director
John C. Kennedy*	Senior Vice President, Head of Retirement Solutions Distribution, and Director
Thomas P. O'Neill*	Senior Vice President and Chief Operating Officer
Christopher P. Potochar*	Senior Vice President and Director, Head of Finance and Strategy
Nancy A. Smith*	Secretary

*Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

**Principal Business address is 350 Church Street, Hartford, CT 06103

(c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company (“Lincoln Life”), 1300 South Clinton Street, Fort Wayne, Indiana 46802 pursuant to an administrative services agreement with Lincoln Life & Annuity Company of New York. Lincoln Life has entered into an agreement with Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258, to provide accounting services for the VAA.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln New York at the address or phone number listed in the Prospectus.

(d) Lincoln Life & Annuity Company of New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 14th day of October, 2016.

Lincoln New York Account N for Variable Annuities (Registrant) Lincoln Investor Advantage® Advisory
By:	/s/Kimberly A. Genovese Kimberly A. Genovese Assistant Vice President, Lincoln Life & Annuity Company of New York (Title)
LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK (Depositor)
By:	/s/Stephen R. Turer Stephen R. Turer Senior Vice President, Lincoln Life & Annuity Company of New York (Title)

(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on October 14, 2016.
Signature	Title
* Dennis R. Glass	President (Principal Executive Officer)
* Ellen Cooper	Executive Vice President, Chief Investment Officer and Director
* Randal J. Freitag	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)
* George W. Henderson, III	Director
* Mark E. Konen	Executive Vice President and Director
* M. Leanne Lachman	Director
* Louis G. Marcoccia	Director
* Patrick S. Pittard	Director
*By: /s/ Kimberly A. Genovese Kimberly A. Genovese	Pursuant to a Power of Attorney

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